Exhibit 99(d)(1)

October 1, 2013

FPA Paramount Fund, Inc.

11400 West Olympic Blvd., Ste. 1200

Los Angeles, CA 90064

RE:  Expense Limit Agreement — FPA Paramount Fund, Inc.

Dear Ladies and Gentlemen:

FPA Paramount Fund, Inc. (the “Fund”), a Maryland corporation, has entered into an agreement with First Pacific Advisors, LLC (“Adviser”) whereby Adviser provides investment advisory services to the Fund (the “Investment Advisory Agreement”).  The shareholders of the Fund are considering a new Investment Advisory Agreement (the “New Investment Advisory Agreement”) under which the Adviser would continue to provide investment advisory services to the Fund at a different fee rate and schedule, which would take effect as soon as practical after its approval by shareholders.

If the New Investment Advisory Agreement is approved by shareholders, we hereby agree with respect to the Fund, until January 31, 2015 or for so long as this Expense Limit Agreement is in effect, to waive the fees payable to us under the New Investment Advisory Agreement with respect to the Fund or to reimburse the operating expenses allocable to the Fund, to the extent that the Fund’s operating expenses (excluding brokerage fees and commissions, interest, taxes, shareholder service fees, fees and expenses of other funds in which the Fund invests, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund.  We agree that this obligation shall constitute a contractual commitment enforceable by the Fund and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in the Fund exceeding the expense limit set forth in Schedule A.  We agree not to seek satisfaction of any such obligations from the shareholders of the Fund, nor from the Directors of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

This Agreement may be terminated at any time by the Fund’s Board of Directors and will terminate automatically in the event of the termination of the New Investment Advisory Agreement.  Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LLC

By:
J. Richard Atwood, COO

The foregoing agreement is hereby

accepted as of October 1, 2013

By: FPA Paramount Fund, Inc.

By:

Title:

2

SCHEDULE A

FPA Paramount Fund, Inc.	Expense Limit
Common Stock, $0.25 par value	1.32%